Amendment to Amended and Restated Bylaws of PICO Holdings, Inc.

The Amended and Restated Bylaws (the “Bylaws”) of PICO Holdings, Inc., a California corporation (the “Company”), are hereby amended as follows, effective upon the execution of this amendment by the Secretary of the Company:

Section 3.3 of the Bylaws is amended and restated to read in its entirety as follows:

“Section 3.3 Election and Term of Office of Directors. Subject to the other provisions of this Section, the Directors are and shall remain divided into three classes, with the Directors in each class serving for a term expiring at the third annual meeting of shareholders held after their election. Notwithstanding the foregoing, the terms of the members of the Board of Directors shall be as follows: (i) at the annual meeting of shareholders to be held in 2017, the Directors whose terms expire at that meeting or such Directors’ successors shall be elected to hold office for a term expiring at the annual meeting of shareholders to be held in 2018; (ii) at the annual meeting of shareholders to be held in 2018, the Directors whose terms expire at that meeting or such Directors’ successors shall be elected to hold office for a term expiring at the annual meeting of shareholders to be held in 2019; and (iii) at the annual meeting of shareholders to be held in 2019 and at each annual meeting of shareholders thereafter, all Directors shall be elected to hold office for a term expiring at the next annual meeting of shareholders. The classification of the Board of Directors shall terminate at the annual meeting of shareholders to be held in 2019 and all Directors shall be elected in accordance with clause (iii) above. Notwithstanding the foregoing provisions of this Section 3.3, all Directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation, or removal of any Director.”

Dated: July 12, 2016	By: /s/ Max Webb
Max Webb
Secretary